

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 9, 2009

Ms. Phyllis A. Knight
Executive VP and Chief Financial Officer
Champion Enterprises, Inc.
755 W. Big Beaver, Suite 1000
Troy, MI 48084

> **RE:** **Form 10-K for the fiscal year ended January 3, 2009**
> **Form 10-Q for the quarter ended April 4, 2009**
> **Schedule 14A filed March 30, 2009**
> **File No. 1-9751**

Dear Ms. Knight:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief